Exhibit 99.1

IMTE Announces Receipt of Delisting Determination Letter from Nasdaq

Sydney and New York, October 30, 2025 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), an Australia company, today announced that it has received a delisting determination letter (the "Determination Letter") from the Listing Qualifications Staff (the "Staff") of the Nasdaq Stock Market LLC ("Nasdaq") indicating that, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the "Panel"), the Company's common stock would be subject to suspension and delisting from the Nasdaq Capital Market at the opening of business on November 10, 2025 due to the Company's non-compliance with Nasdaq's filing requirements set forth in Listing Rule 5250(c)(1) (the "Listing Rule") for its failure to timely file its Form 20F for the year ended December 31, 2024. The Listing Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the "SEC").

As previously disclosed, on May 8, 2025, Staff granted the Company an exception until October 29, 2025 to regain compliance with the Listing Rule (the "Exception"). Upon further review, Staff determined that the Company did not meet the terms of the Exception. Specifically, the Company failed to file the Delinquent Filings during the extended period.

The Company intends to timely request a hearing before the Panel. The hearing request will result in a stay of any suspension or delisting action for a period of 15 days from the date of the request, subject to the Panel's further review and grant of an extended stay. The Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable but in any event no later than 15 calendar days following the deadline to request the hearing.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the trading in Halal products, the manufacture and sale of nano coated plates for filters, and the manufacturing and sale of electronic glass. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.imtechltd.com.

Investor Relations Contact:

Email: investors@imtechltd.com